Exhibit 99.1

December 22, 2016

The Manager – Listing
National Stock Exchange of India Limited	022-26598238

The Manager – Listing
Bombay Stock Exchange Limited	022-22723121

The Market Operations,
NYSE, New York	0012126565780

Dear Sir,

Sub: Disclosure under Regulation 30 of SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015

Pursuant to Regulation 30 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, please find herewith enclosed the disclosure being made by the Company.

We request you to take this disclosure on record.

For Wipro Limited

M Sanaulla Khan

Company Secretary

Wipro Limited Announces Agreement with Securities and Exchange Commission

East Brunswick, New Jersey, USA and Bangalore, India, December 22, 2016: Wipro Limited today announced that it has reached an agreement with the U.S. Securities and Exchange Commission (SEC) to formally resolve the previously disclosed six-year-old investigation.

In agreeing to the settlement, the Company neither admits nor denies the SEC’s allegations that the Company violated certain provisions of the Securities Exchange Act of 1934 (Exchange Act). The SEC has credited the Company’s cooperation and remedial measures in arriving at the settlement. Under the terms of the settlement, the Company consents to pay a civil money penalty of $5 million, to cease and desist from committing or causing violations of the Exchange Act, and to undertake certain follow through actions.

Wipro takes pride in its commitment to the highest standards of integrity and corporate governance. The Company is pleased to formally resolve and put this six-year-old matter behind it. The Company believes it is in its best interests and that of all its stakeholders to resolve this prolonged matter and has accordingly reached the settlement.

Background

In December 2009, the Company self-discovered that an employee embezzled funds amounting to INR 228 million (approximately $4 million), beginning in November 2006. The Company was able to substantially recover the embezzled funds. The Company publicly disclosed the embezzlement through a press release and in its annual report for financial year (FY) 2009-10.

Upon discovery of the embezzlement, the Company immediately took several steps which included an internal and external investigation, hiring additional accounting and finance personnel, and adopting the recommendations of auditors and consultants. The Company identified the underlying internal control weaknesses and these were remediated as of March 31, 2010. The Company’s external auditors subsequently reviewed and issued an unqualified opinion concerning the effectiveness of the Company’s internal controls over financial reporting in the annual filing for FY 2009-10.

The SEC initiated an inquiry in September 2010. The Company has made ongoing disclosures of the inquiry in its annual Form 20-F filed with the SEC and made available on the Company’s website.

The Company considers the settled resolution of this long-pending matter to be an efficient approach and in the best interests of the Company and its investors to avoid the cost associated with a prolonged litigation.

The Company’s India Counsel has opined that the matters covered by the settlement do not violate the provisions of the Companies Act 1956 or the relevant provisions of the Listing Agreement with Stock Exchanges.